

Mail Stop 7010

November 9, 2006

Ms. Susan K. Carter
Chief Financial Officer
Lennox International Inc.
2140 Lake Park Blvd.
Richardson, Texas 75080

> **RE:** **Form 10-K for the Fiscal Year ended December 31, 2005**
> **Forms 10-Q for the Fiscal Quarters ended March 31, 2006, June 30,**
> **2006 and September 30, 2006**
> **File No. 1-15149**

Dear Ms. Carter:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

General

1.  Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings where applicable.

2.  You made references to the use of a third party actuary on page 35 to assist in the determination of your self-insurance and captive expense and liabilities.  You also made references to the use of an outside consultant on page 89 to assist you in the redesigning of your policies, procedures, and controls with respect to your commodity hedging activities.  Please disclose the name of the third party actuary and consultant.

Management Discussion and Analysis of Financial Condition and Results of Operations
Results of Operation, page 21

3.  In a similar manner to your discussion of revenues by segment, please also provide an in-depth discussion and analysis of segment profit for each of your segments.  As part of the revised disclosures, please ensure that you quantify the impact of the increases or decreases in segment profit due to pricing, changes in volume, foreign currency exchange and variations in selling, general and administrative expenses.  Please refer to Item 303(a) of Regulation S-K as well as Question 19 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

4.  You discuss net sales and the provision for income taxes excluding certain items.  These amounts constitute non-GAAP measures.  For example, on page 22 you discuss net sales excluding the favorable impact of foreign currency translation.  Please revise your MD&A for each period presented to remove these non-GAAP measures and instead discuss the changes between periods in your GAAP financial statement line items.  Amounts that are a business reason for the change between periods, such as this item you refer to, should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods.  Please make the appropriate revisions.

Financial Statements

Consolidated Statements of Operations, page 42

5.  Under Investments in Affiliates on page 47, you disclosed that you recorded equity in the earnings of affiliates of $14.2 million in 2005, $9.1 million in 2004,

and $6.8 million in 2003 within selling, general and administrative expenses. Given that Rule 5-03 of Regulation S-X would generally require that equity in earnings of affiliates not be included in operational income (loss), please tell us how you determined your presentation of equity in earnings of affiliates is appropriate.

Consolidated Statements of Cash Flows, page 44

6. You disclosed in your statements of stockholders' equity that $144.3 million of convertible notes were redeemed in 2005. Please disclose this transaction and any other material noncash investing or financing transactions in your statements of cash flows in accordance with paragraph 32 of SFAS 95.

Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page 49

7. You disclosed that you recognize revenue in your Residential Heating & Cooling, Commercial Heating & Cooling and Refrigeration segments when products are shipped to customers. You disclose that revenues are recognized when products are shipped. Please tell us and disclose in your revenue recognition policy:
   - Whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers;
   - Your customers' rights of inspection, acceptance, and return; and
   - When title passes from you to your customer.

   Unless obvious, please explain to us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer. Note that even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may make the recognition of revenue upon delivery to and acceptance by the customer GAAP. See the Interpretive Response to Question 3 of SAB Topic 13:A.

Note 3 – Reportable Business Segments, page 53

8. Please disclose the types of amounts included in the corporate and other segment profit (loss) and assets line item for each period presented. Please disclose why these amounts were not allocated to the other reportable segments. If any amounts are the elimination or reversal of transactions between reportable segments, please present them separately. See paragraphs 31 and 32 of SFAS 131. Please also discuss the business reasons for fluctuations in these amounts in MD&A.

<u>Form 10-Q for the quarter ended September 30, 2006</u>

9.  Please address the comments above in your interim filings as well.

\*   \*   \*   \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a response letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please file your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Susan K. Carter
Lennox International Inc.
November 9, 2006
Page 5 of 5

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,


Rufus Decker
Branch Chief